EXHIBIT 12.1
BOSTON PROPERTIES, INC.
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
Boston Properties, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred dividends for the five years ended December 31, 2015 were as follows:

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures and gains on consolidation of joint ventures	$401,253	$345,249	$242,583	$236,378	$217,054
Gains on sales of real estate	375,895	168,039	—	—	—
Amortization of interest capitalized	10,203	8,211	5,522	5,278	4,188
Distributions from unconsolidated joint ventures	8,469	7,372	17,600	20,565	22,451
Fixed charges (see below)	471,441	515,891	528,116	469,083	449,972
Subtract:
Interest capitalized	(34,213)	(52,476)	(68,152)	(44,278)	(48,178)
Preferred distributions of consolidated subsidiaries	(6)	(1,023)	(6,046)	(3,497)	(3,339)
Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(40,248)	(28,958)	(5,818)	—	—
Total earnings	$1,192,794	$962,305	$713,805	$683,529	$642,148
Fixed charges:
Interest expensed	$432,196	$455,743	$447,240	$413,564	$394,131
Interest capitalized	34,213	52,476	68,152	44,278	48,178
Portion of rental expense representative of the interest factor	5,026	6,649	6,678	7,744	4,324
Preferred distributions of consolidated subsidiaries	6	1,023	6,046	3,497	3,339
Total fixed charges	$471,441	$515,891	$528,116	$469,083	$449,972
Preferred dividends	10,500	10,500	8,057	—	—
Total combined fixed charges and preferred dividends	$481,941	$526,391	$536,173	$469,083	$449,972

Ratio of earnings to fixed charges	2.53	1.87	1.35	1.46	1.43
Ratio of earnings to combined fixed charges and preferred dividends	2.47	1.83	1.33	1.46	1.43